Management's Discussion and Analysis

For The Three Months Ended March 31, 2022

To Our Shareholders

The following Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of operations of Largo Inc. ("we", "our", "us", "Largo", or the "Company") for the quarter ended March 31, 2022 ("Q1 2022") and should be read in conjunction with (i) the unaudited condensed interim consolidated financial statements and related notes for the same period, (ii) the audited annual consolidated financial statements and related notes for the year ended December 31, 2021 and (iii) the MD&A for the year ended December 31, 2021. Note references in the following discussion refer to the note disclosures contained in the Q1 2022 unaudited condensed interim consolidated financial statements. References in the following discussion to "Q1 2021" refer to the quarter ended March 31, 2021.

The financial statements and related notes of Largo have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. Certain non-GAAP measures are discussed in this MD&A, which are clearly disclosed as such. Additional information, including the Company's press releases, has been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR") and is available online under the Company's profile at www.sedar.com and www.sec.gov.

This MD&A reports the Company's activities through May 10, 2022, unless otherwise indicated. References to "date of this MD&A" mean May 10, 2022. Except as otherwise set out herein, all amounts expressed herein are in thousands of U.S. dollars, denominated by "$". The Company's shares, options, units and warrants are expressed in thousands. Prices are not expressed in thousands. References to the symbol "C$" mean the Canadian dollar and references to the symbol "R$" mean the Brazilian real.

Mr. Paul Sarjeant B.Sc. P.Geo., is a Qualified Person as defined under National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and has reviewed the technical information in the MD&A.

The Company

Largo is a Canadian domiciled company that has historically been solely committed to the production and supply of high-quality vanadium products. The Company recently announced its belief that the development and sale of vanadium based electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. Consequently, the Company is in the process of vertically integrating its highly efficient vanadium production operations with its vanadium based energy storage technology to create a unique competitive advantage in the rapidly growing long duration energy storage market. The Company is confident that using its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, in its VCHARGE vanadium redox flow battery ("VRFB") technology results in a competitive and practical long duration energy storage product.

On November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

The Company is organized and exists under the Business Corporations Act (Ontario) and its common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "LGO" and on the Nasdaq Stock Market ("Nasdaq") under the symbol "LGO".

Q1 2022 Highlights

• The Company recorded net income before tax of $814 for Q1 2022 and net loss of $1,954 after the recognition of an income tax expense of $602 and a deferred income tax expense of $2,166.

• The Company's Maracás Menchen Mine produced 2,442 tonnes of vanadium pentoxide ("V2O5") in Q1 2022 and had sales of 2,232 tonnes of V2O5 equivalent.

• On January 18, 2022, the Company announced the appointment of Mr. Stephen Prince as President of LCE.

• On February 3, 2022, the Company announced the creation of Largo Physical Vanadium Corp. and a proposed qualifying transaction pursuant to the policies of the TSX Venture Exchange with Column Capital Corp. (the "CPC"), a capital pool company, the terms of which are set out in a non-binding letter of intent dated February 1, 2022 (the "LOI"). Subject to completion of the proposed qualifying transaction and the receipt of associated regulatory approvals, amongst other things, it is anticipated that the resulting entity will be named Largo Physical Vanadium Corp. and will become a publicly listed physical vanadium holding company that will purchase and hold physical vanadium, amongst other things, for use in the Company's VCHARGE batteries.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 1

Significant Events and Transactions Subsequent to Q1 2022

• On April 19, 2022, the Company announced that Largo Physical Vanadium Corp. ("LPV") and Column Capital Corp. ("CPC"), a capital pool company, had entered into a definitive agreement that will result in CPC acquiring all of the issued and outstanding securities of LPV in exchange for securities of CPC and the reverse-takeover of CPC by LPV to form a combined entity (the "Resulting Issuer"). Upon completion of a proposed qualifying transaction and associated regulatory approvals amongst other things, it is anticipated that the Resulting Issuer will be a publicly listed physical vanadium holding company. Further, in April 2022 the Company participated in CPC's previously announced and now closed brokered private placement of subscription receipts of the Resulting Issuer for an amount of C$20,000.

• )In April 2022, the Company repaid in full its $15,000 working capital facility with a bank in Brazil. At the same time, the Company secured a new working capital facility with another bank in Brazil. This facility was fully drawn down and proceeds of $15,000 (R$69,000) were received. This facility is due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum.

Q1 2022 Summary

Financial

	Three months ended
	March 31,	March 31,
	2022	2021	Movement
Revenues	$42,688	$39,801	$2,887	7%
Operating costs	(28,958)	(28,172)	(786)	3%
Direct mine and production costs	(17,560)	(15,544)	(2,016)	13%
Professional, consulting and management fees	(5,916)	(3,629)	(2,287)	63%
Foreign exchange loss	(1,467)	(1,756)	289	(16%)
Other general and administrative expenses	(1,655)	(977)	(678)	69%
Share-based payments	(810)	(372)	(438)	118%
Finance costs	(177)	(291)	114	(39%)
Interest income	184	54	130	241%
Technology start-up costs	(2,970)	-	(2,970)	(100%)
Exploration and evaluation costs	(105)	(211)	106	(50%)
	(41,874)	(35,354)	(6,520)	18%
Net income before tax	$814	$4,447	$(3,633)	(82%)
Income tax expense	(602)	(321)	(281)	88%
Deferred income tax (expense) recovery	(2,166)	18	(2,184)	(12,133%)
Net income (loss)	$(1,954)	$4,144	$(6,098)	(147%)
Unrealized income (loss) on foreign currency
translation	26,612	(11,527)	38,139	(331%)
Comprehensive income (loss)	$24,658	$(7,383)	$32,041	(434%)
Basic earnings (loss) per share (note 13)	$(0.03)	$0.07	$(0.10)	(143%)
Diluted earnings (loss) per share (note 13)	$(0.03)	$0.07	$(0.10)	(143%)

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 2

	Three months ended
	March 31,	March 31,
	2022	2021	Movement
Cash provided before working capital items	$5,751	$12,731	$(6,980)	(55%)
Net cash (used in) provided by operating activities	(4,050)	1,711	(5,761)	(337%)
Net cash provided by (used in) financing activities	385	(22,420)	22,805	(102%)
Net cash used in investing activities	(4,268)	(9,075)	4,807	(53%)
Net change in cash	$(5,396)	$(30,452)	$25,056	(82%)

The movements in the discussion below refer to those shown in the previous tables.

• The Company recorded a net loss of $1,954 in Q1 2022, compared with net income of $4,144 in Q1 2021. This movement was primarily due to a 3% increase in operating costs, a 63% increase in professional, consulting and management fees and technology start-up costs of $2,970, partially offset by a 7% increase in revenues.

Commercial

• In Q1 2022, the Company sold 2,232 tonnes of V2O5 equivalent (Q1 2021 - 2,783 tonnes). The Company delivered both standard grade and high purity V2O5  as well as ferrovanadium ("FeV") to customers globally.

• The Company continues to actively manage its logistics and supply chain operations to provide premium products and service to its customers. Persistent logistical challenges and elevated transport costs have impacted all aspects of the Company's supply chain resulting in lower than anticipated sales and increased inventory in transit in Q1 2022. However, the Company continued to deliver on all its commercial commitments through careful planning. The Company does not expect the logistics situation to improve until mid-2022, at which point the Company anticipates being able to reduce its inventory in transit through increased sales.

• During Q1 2022, the average benchmark price per lb of V2O5 in Europe was $10.72, an increase of 29% from the average of $8.30 seen in Q4 2021 and an increase of 51% from the average of $7.09 seen in Q1 2021. The average benchmark price at March 31, 2022 was approximately $12.25, compared with approximately $8.75 at December 31, 2021 and $8.25 at March 31, 2021. During Q1 2022, the average benchmark price per kg of FeV in Europe was $46.17, an increase of 50% from the average of $30.87 seen in Q1 2021. The average benchmark price at March 31, 2022 was approximately $58.00, compared with approximately $32.75 at December 31, 2021 and $32.63 at March 31, 2021. The Company is now selling products with pricing based on several different V2O5 and FeV benchmarks. The Company's revenues will be driven by the movements in these prices.

• Demand in all of the Company's key markets remained strong in Q1 2022, which was reflected in strong price increases over the course of the period. Demand from the steel industry was healthy in all key regions. The aerospace industry's demand is increasing but still significantly below pre-COVID levels. The chemical industry has remained strong and demand from energy storage continues its rapid growth.

• Subsequent to Q1 2022, sales in April 2022 were 1,246 tonnes of V2O5 equivalent.

• The Company maintains a strong focus on developing new markets for its high purity products and will be supported by the addition of vanadium trioxide ("V2O3") to its product range for that purpose.

• During Q1 2022, the Company recognized revenues of $42,688 (Q1 2021 - $39,801) from sales of 2,232 tonnes of V2O5 equivalent (Q1 2021 - 2,783 tonnes). Of the total revenues, $34,150 is related to the Sales & trading segment, $8,224 is related to the Mine properties segment and $314 is related to the Corporate segment (after the elimination of inter-segment transactions).

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 3

		Three months ended
		March 31,	March 31,
		2022	2021
V2O5 revenues per pound of V2O5 sold[1,2]
	- Produced material	$8.10	$6.16
	- Purchased material	$8.77	$8.41
	- Total	$8.11	$6.19
FeV revenues per kg of FeV sold[1,2]
	- Produced material	$30.11	$22.35
	- Purchased material	$36.50	$23.89
	- Total	$30.49	$22.50
Revenues per pound sold[1,2]		$8.67	$6.49

1. V2O5 revenues per pound of V2O5 sold, FeV revenues per kg of FeV sold and revenues per pound sold are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

2. Calculated based on the quantity sold during the stated period.

Costs

• Operating costs of $28,958 in Q1 2022 (Q1 2021 - $28,172) include direct mine and production costs of $17,560 (Q1 2021 - $15,544), conversion costs of $1,847 (Q1 2021 - $2,229), product acquisition costs of $1,550 (Q1 2021 - $2,508), royalties of $2,026 (Q1 2021 - $1,470), distribution costs of $1,455 (Q1 2021 - $1,169), inventory write-down of $nil (Q1 2021 - $2), depreciation and amortization of $4,305 (Q1 2021 - $5,250) and iron ore costs of $215 (Q1 2021 - $nil). The increase in direct mine and production costs is primarily attributable to the residual impact of abnormally elevated levels of rainfall experienced in Q4 2021 and plant shutdowns in January and February 2022 to perform maintenance on the cooler engine system and power substations and to repair the cooler support bearing. Cost increases in critical consumables, including HFO and diesel, are still being experienced. The Company began ramping up production towards the end of Q1 2022 with a focus on replenishing its intermediate stock levels. Conversion costs relate to the costs incurred in converting quantities of V2O5 into FeV for delivery to customers and distribution costs relate to the costs incurred in delivering products to customers. Of the total operating costs, $20,985 is related to the Sales & trading segment, $7,622 is related to the Mine properties segment and $351 is related to the Corporate segment (after the elimination of inter-segment transactions).

	Three months ended
	March 31,	March 31,
	2022	2021
Cash operating costs per pound[1]	$4.40	$3.12
Cash operating costs excluding royalties per pound[1]	$3.97	$2.87

1. Cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

• Cash operating costs excluding royalties per pound1 were $3.97 per lb in Q1 2022, compared with $2.87 for Q1 2021. The increase seen in Q1 2022 compared with Q1 2021 is largely due to a decrease in produced V2O5 equivalent sold, with 4,747 (000s lb) sold in Q1 2022 as compared with 5,850 (000s lb) sold in Q1 2021, and the reasons noted above for operating costs.

• Professional, consulting and management fees in Q1 2022 increased from Q1 2021 by 63%. The increase is primarily attributable to costs incurred in Q1 2022 in connection with LCE that was not fully operational in Q1 2021, and for LPV, which was incorporated in Q1 2022. In addition, the Company's Corporate segment incurred increased insurance and regulatory costs in Q1 2022 in relation to the Company's U.S. listing. Of the total professional, consulting and management fee expense in Q1 2022, $493 related to the Sales & trading segment (Q1 2021 - $366), $1,036 related to the Mine properties segment (Q1 2021 - $1,030), $1,890 related to Corporate (Q1 2021 - $1,414), $2,313 related to Largo Clean Energy (Q1 2021 - $819) and $184 related to Largo Physical Vanadium (Q1 2021 - $nil).

_________________________________________________
1 The cash operating costs per pound and cash operating costs excluding royalties per pound reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this MDA.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 4

• Other general and administrative expenses in Q1 2022 increased from Q1 2021 by 69%. The increase is primarily attributable to costs incurred in Q1 2022 in connection with LCE that was not fully operational in Q1 2021, and for LPV, which was incorporated in Q1 2022 . Of the total other general and administrative expenses in Q1 2022, $111 related to the Sales & trading segment (Q1 2021 - $73), $267 related to the Mine properties segment (Q1 2021 - $223), $418 related to Corporate (Q1 2021 - $398), $843 related to Largo Clean Energy (Q1 2021 - $283) and $15 related to Largo Physical Vanadium (Q1 2021 - $nil).

• Technology start-up costs relate to activities at LCE focussed on the establishment and ramp up of operations to support the future deployments of its VCHARGE VRFB system (Q1 2022 - $2,836) and costs related to initial activities for the titanium project (Q1 2022 - $134). There were no costs incurred in Q1 2021.

• Comprehensive income for Q1 2022 increased from Q1 2021 by 434% after an increase in the unrealized gain on foreign currency translation of 331%. The unrealized gain on foreign currency translation in Q1 2022 is primarily due to a strengthening of the Brazilian real against the U.S. dollar by approximately 15% since December 31, 2021.

Cash Flows

• In Q1 2022, the cash used in operating activities was $4,050, compared with cash provided by operating activities of $1,711 in Q1 2021. This movement is primarily due to a decrease in cash provided before working capital items of $6,980, partially offset by a net increase in working capital items of $1,219. The net movement in working capital items is largely driven by movements in inventory.

• Cash provided by financing activities in Q1 2022 increased from cash used in financing activities in Q1 2021 by $22,805. The movement is primarily due to the repayment of credit facilities in Q1 2021. This was partially offset by a decrease in cash received from the issuance of common shares of $2,370.

• Cash used in investing activities in Q1 2022 of $4,268 is a decrease from the $9,075 seen in Q1 2021. This is primarily due to the vanadium trioxide ("V2O3") project being undertaken in 2021.

• The net change in cash in Q1 2022 was a decrease of $5,396, compared with a decrease of $30,452 in Q1 2021.

Net income reconciliation

		Q1 2022
Total V2O5 equivalent sold	000s lbs	4,921	A
	tonnes[1]	2,232
Produced V2O5 equivalent sold	000s lbs	4,747	B
	tonnes[1]	2,153
Revenues per pound sold	$/lb	$8.67	C
Cash operating costs per pound	$/lb	$4.40	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 5

		Q1 2022
Revenues		$ 42,688	A x C 2,232 tonnes of V2O5 equivalent sold (Q1 2021 - 2,783 tonnes), with revenues per pound sold of $8.67 (Q1 2021 - $6.49)

Cash operating costs		(20,889)	B x D Global recovery of 77.5% (Q1 2021 - 77.4%), residual impact of abnormal rainfall in Q4 2021, impact of shutdowns and cost increases for critical consumables, including HFO and diesel

Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(1,847)		Note 20 632 tonnes of FeV sold. Unit conversion costs are increasing due to aluminium price increases
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(1,550)		Note 20 79 tonnes of V2O5 equivalent of purchased products sold, compared with 129 tonnes in Q1 2021 with a cost of $2,508
Distribution costs	(1,455)		Note 20
Depreciation	(4,305)		Note 20
Iron ore costs	(215)		Note 20
		(9,372)
Commercial & Corporate costs
Professional, consulting and management fees	(2,383)		Note 16 (Sales & trading plus Corporate) Increased insurance, legal, regulatory and
Other general and administrative expenses	(529)		compliance costs in Q1 2022 as a result of the Nasdaq listing and ongoing U.S. regulatory
Share-based payments	(810)		requirements
		(3,722)
Largo Clean Energy		(5,992)	Note 16 (excluding finance costs) 2022 guidance between $15,000 and $18,000
Largo Physical Vanadium		(199)	Note 16
Titanium project		(135)	Note 16 - "other"
Foreign exchange loss		(1,467)
Finance costs		(177)
Interest income		184
Exploration and evaluation costs		(105)

Net income before tax		814

Income tax expense		(602)
Deferred income tax expense		(2,166)

Net income (loss)		$ (1,954)

Note references in the table above refer to the note disclosures contained in the Q1 2022 unaudited condensed interim consolidated financial statements.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 6

Operations

• V2O5 production in January 2022 was 702 tonnes, with 731 tonnes produced in February and 1,009 tonnes produced in March, for a total of 2,442 tonnes of V2O5 produced in Q1 2022. January production was impacted by the residual impact of abnormally elevated levels of rainfall experienced in Q4 2021. February production was impacted by a shutdown for corrective maintenance on the cooler engine system and power substations.

• The global recovery achieved in Q1 2022 was 77.5%, consistent with the 77.4% achieved in Q1 2021 and 2.0% higher than the 76.0% achieved in Q4 2021. The global recovery in January 2022 was 70.0%, with 82.3% achieved in February and 79.2% achieved in March.

• Subsequent to Q1 2022, production in April 2022 was 958 tonnes of V2O5.

• Production quantities and non-GAAP unit cost measures are summarized in the following table:

		Production	Average Quarterly	Cash operating costs
	Production	Pounds	V2O5 price[2]	excluding royalties
Period	Tonnes	Equivalent[1]	$/lb	per pound[3] $/lb
Q1 2022	2,442	5,383,682	$10.72	$3.97
Q4 2021	2,003	4,415,854	$8.30	$3.68
Q3 2021	3,260	7,187,061	$9.40	$3.53
Q2 2021	3,070	6,768,184	$8.19	$3.39
Q1 2021	1,986	4,378,375	$7.09	$2.87
Q4 2020	3,340	7,363,431	$5.29	$2.56
Q3 2020	3,092	6,816,685	$5.33	$3.14
Q2 2020	2,562	5,648,236	$6.14	$1.89[4]

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

2. Average benchmark price per lb of V2O5 in Europe for the stated period.

3. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

4. The measure for Q2 2020 includes the benefit of tax credits of $2,187, without which the cash operating costs excluding royalties per pound would be $3.04.

Selected Quarterly Information

Summary financial information for the eight quarters ended March 31, 2022, prepared in accordance with IFRS (in thousands of U.S. dollars, except for basic earnings (loss) per share and diluted earnings (loss) per share):

			Basic (Loss)	Diluted (Loss)
		Net (Loss)	Earnings per	Earnings per		Non-current
Period	Revenue	Income	Share[1]	Share[1]	Total Assets	Liabilities
Q1 2022	$42,688	$(1,954)	$(0.03)	$(0.03)	$348,755	$8,883
Q4 2021	50,326	789	0.01	0.01	313,909	6,544
Q3 2021	53,861	9,193	0.14	0.14	315,577	6,911
Q2 2021	54,292	8,445	0.13	0.13	318,276	8,259
Q1 2021	39,801	4,144	0.07	0.07	261,018	5,440
Q4 2020	42,254	6,881	0.12	0.11	297,806	6,295
Q3 2020	27,474	2,549	0.05	0.04	272,099	5,857
Q2 2020	8,350	(7,012)	(0.12)	(0.12)	268,874	5,893

1. Basic earnings (loss) per share and diluted earnings (loss) per share have been adjusted in order to reflect the effect of the share consolidation that was completed on March 4, 2021 (refer to note 11).

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 7

2022 Guidance

The Company has committed a significant proportion of its monthly production in 2022 to sales of its VPURE+TM and VPURETM products, as well as FeV produced from VPURETM. The Company remains confident that its sales and trading division will add significant long-term value to the Company.

The Company's Maracás Menchen Mine continued operations during Q1 2022. The Company continues to monitor the evolving COVID-19 pandemic and has taken preventative measures at its mine site and corporate offices to mitigate potential risks. Although there have been some challenges with logistics, including delays and higher costs, there continues to be no significant impact on the Company's production or on the shipment of products out of Maracás. To date, there continues to be no significant disruption to the Company's supply chain for its operations and the level of critical consumables continues to be at normal levels. In addition, the restrictions imposed by the government in Brazil have not significantly impacted operations. The Company continues to follow the recommendations provided by health authorities and the Company continues to staff critical functions at the Maracás Menchen Mine.

The Company's 2022 guidance is presented on a "business as usual" basis. The Company continues to monitor measures being imposed by governments globally to reduce the spread of COVID-19 and the impact that this may have on the Company's operations, sales and guidance for 2022. Although these restrictions have not, to date, had a material impact on the Company's operations and sales, the potential future impact of COVID-19 both in Brazil and globally could have a significant impact on the Company's operations, sales efforts and logistics. The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people. However, these actions may significantly change the guidance and forecasts presented and will, if and when necessary, update its guidance accordingly. Refer to the Company's Annual Information Form for the year ended December 31, 2021 for the full discussion of the Company's Risks and Uncertainties.

The Company's revised guidance for 2022 is presented below.

2022 Guidance
Annual V2O5 equivalent production	tonnes	11,600 - 12,400
Annual V2O5 equivalent sales[1]	tonnes	11,000 - 12,000

Cash operating costs excluding royalties per pound[2]	$/lb	3.90 - 4.30

Distribution costs		$7,000 - 8,000
Corporate and Sales & trading administrative costs[3]		$10,000 - 11,000
Largo Clean Energy expenditures[4]		$15,000 - 18,000

Capital expenditures - components
Sustaining capital expenditures (excluding capitalized stripping costs)		$9,000 - 10,000
Capitalized stripping costs		$10,000 - 11,000
Ilmenite concentration plant capital expenditure		$29,000 - 30,000
TiO2 processing plant capital expenditure		$9,000 - 10,000
Carry-over capital expenditures		$2,000 - 3,000
Largo Clean Energy capital expenditures		$1,500 - 2,500

1. Includes sales of up to 1,000 tonnes of V2O5 equivalent purchased products.

2. Cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this MD&A.

3. Consists of the total of professional, consulting and management fees and other general and administrative expenses for the Corporate and Sales & Trading segments.

4. Consists of the total of professional, consulting and management fees, other general and administrative expenses and technology start-up costs for the Largo Clean Energy segment.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 8

Operations

Largo Clean Energy

Recent Developments

During Q1 2022, LCE remained focussed on delivering the Enel Green Power España ("EGPE") contract that was announced on July 30, 2021. LCE proceeded with CE certification of the VCHARGE product, and ISO 9001 certification of LCE's Quality Management System ("QMS") to meet customer and other stakeholder needs, with audits scheduled for May 2022. While supply chain challenges have emerged on the EGPE project, LCE identified alternative suppliers in support of a projected completion date in Q4 2022.

The configuration of LCE's headquarters in Massachusetts, U.S., which includes a VRFB product development and stack manufacturing centre, is almost complete, with formal acceptance scheduled for May 2022. LCE began producing stacks and purifying electrolyte in its new facility and has scheduled prospective customer visits in May 2022.

Due to recent macroeconomic events, the Company's introduction of LPV and as a function of due diligence, LCE initiated a comprehensive review of costing and pricing practices in March 2022. The process is expected to quantify the current cost estimates of LCE's VCHARGE and VCHARGE+ product offerings, a future cost outlook and quantification of associated cost saving initiatives and a comprehensive review of LCE's competitiveness in the Long Duration Energy Storage Solutions marketplace. The process is anticipated to take no longer than three months and will result in a brief pause in sales activities to ensure any offer LCE puts forth accurately reflects its capabilities and commitment.

LCE continues to market its products and pursue employee recruitment in manufacturing, engineering, and financial functional areas of the business.

Maracás Menchen Mine

Recent Developments

Expenditures of $5,306 were capitalized to mine properties, plant and equipment during Q1 2022 (2021 - $28,923), including $1,964 of capitalized waste stripping and push back costs (2021 - $8,726).

The production of 2,442 tonnes of V2O5 in Q1 2022 was 23% higher than the 1,986 tonnes of V2O5 produced in Q1 2021. The Q1 2022 global recovery of 77.5% was consistent with the 77.4% seen in Q1 2021.

In Q1 2022, 303,652 tonnes of ore were mined with an effective grade of 1.27% of V2O5. The ore mined in Q1 2022 was 15% higher than in Q1 2021. The Company produced 92,324 tonnes of concentrate with an effective grade of 3.21%.

The COVID-19 restrictions put in place did not have an impact on the Company's operational performance in Q1 2022.

The following table is a summary of production statistics at the Maracás Menchen Mine.

	Q1 2022	Q1 2021
Total Ore Mined (tonnes)	303,652	263,966
Ore Grade Mined - Effective Grade[1] (%)	1.27	1.22
Effective Grade of Ore Milled (%)	1.26	1.26
Concentrate Produced (tonnes)	92,324	100,467
Grade of Concentrate (%)	3.21	3.21
Contained V2O5 (tonnes)	2,961	3,223

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 9

	Q1 2022	Q1 2021
Crushing Recovery (%)	97.5	96.8
Milling Recovery (%)	95.8	97.1
Kiln Recovery (%)	88.5	88.9
Leaching Recovery (%)	97.8	97.1
Chemical Plant Recovery (%)	95.9	95.3
Global Recovery[2] (%)	77.5	77.4
V2O5 Produced (Flake + Powder) (tonnes)	2,442	1,986

1. Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

2. Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.

Exploration Developments

During Q1 2022, the Company continued working towards obtaining the necessary authorizations and environmental permits to carry out diamond drilling at a number of target areas, primarily in the South Block of the Maracás land package. Work also continues on geological modelling at the Novo Amparo Norte ("NAN") and São José deposits located north of the Campbell Pit. Completed models are expected in Q3 and Q4 2022. Soil geochemical surveying continues in selected areas of the South Block, which is anticipated to be completed in Q2 2022.

In 2021 the Company completed 8,838 metres of drilling (56 holes) at various targets across the Maracás Menchen Mine. At the Campbell Pit, 2,337 metres were drilled in seven holes to explore depth extension opportunities. A further 2,248 metres of drilling (26 holes) were completed within the pit as part of a short-term drill program focused on defining ore/waste contacts and increasing grade control for short-term modelling and mining purposes. Limited drilling was completed at NAN (483 metres in two holes) and Gulçari A Norte ("GAN") (706 metres in four holes) in support of the technical report. Two holes (809 metres) were drilled to test geophysical anomalies adjacent to the existing mine operations, east of the Campbell Pit. Finally, 2,255 metres of drilling (15 holes) were completed on two targets in the South Block.

On November 3, 2021 the Company announced the results of a new NI 43-101 technical report titled "An Updated Life of Mine Plan ("LOMP") for Campbell Pit and Pre-Feasibility Study for GAN and NAN Deposits" (the "Technical Report"). The Technical Report was filed on December 20, 2021. A summary of the report outcomes can be found in the aforementioned press release and the full report can be accessed via SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Exploration Outlook

The Company is planning for approximately 7,200 metres of drilling in 2022 at the Maracás Menchen Mine. Efforts will focus on areas in the South Block with known magnetic anomalies and coincident geochemical anomalies. Efforts will also be prioritized on concessions that require work to maintain them in good standing in accordance with the applicable rules and regulations in Brazil. Exploration will continue to develop early stage targets for diamond drilling and resource evaluation as deemed appropriate.

Campo Alegre de Lourdes

Recent Developments

No field work was undertaken at Campo Alegre de Lourdes in Q1 2022. Work is underway to identify landowners and initiate access agreements and secure environmental permits required for planned exploration activities in 2022.

The Company completed a 1,200 metre drilling program in December 2018 and has finalized the geological and structural mapping needed to satisfy the Company's contractual requirements and to develop the Company's knowledge of mineralization.

In Q3 2019, a limited drill program was completed at the Morro Branca target at the Campo Alegre de Lourdes project. From July 5 to August 5, 2019 the Company completed six diamond drill holes (1,016 metres) to test down dip extension of mineralization and to collect material for additional metallurgical testing at the Morro Branca target. Internal studies to determine potential recovery of both V2O5 and titanium dioxide ("TiO2") from the vanadiferous titanomagnetite ("VTM") mineralization are being complimented with additional work currently underway at SGS Lakefield's facility in Canada. This metallurgical testing continues and is being supplemented through the Company's internal work. The research agreement with Companhia Baiana de Pesquisa Mineral ("CBPM") was to expire on January 11, 2020. Prior to expiration the Company met with CBPM representatives and agreed to extend the research agreement for an additional two years to allow the Company to continue to evaluate the geological and economic potential of the project and the renewed agreement now extends the working relationship to January 8, 2024.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 10

During Q1 2022, the Company incurred $nil in expenditures (Q1 2021 - $nil) at Campo Alegre de Lourdes.

Outlook

A limited program of approximately 1,500 metres of drilling is planned in 2022 in support of future metallurgical work and to ensure the concessions are maintained in good order in accordance with the applicable rules and regulations in Brazil. Diamond drilling will aid the Company in further evaluating the economic potential of the project and will provide additional sample material for ongoing metallurgical testing.

Northern Dancer

Recent Developments

Management is not conducting any further work at this time on the Northern Dancer property, as the majority of the Company's efforts are focused on the Maracás Menchen Mine. During 2022, the Company addressed the outstanding Inspector's Direction for reclamation work with respect to historic drill roads and drill sites on the property. Due to COVID-19 restrictions for travel and work as defined by the Yukon Territory government, the time frame to complete this work was extended to July 1, 2022. The Company initiated a small work program to bring the Company into full compliance with the conditions of the Quartz Mining Act (Yukon) and the Quartz Mining Land Use Regulations. Subsequent to the completion of the work program, the Company received notification that it had met all provisions of the operating plan and successfully resolved all outstanding concerns. The Company has received a Certificate of Closure for activities at Northern Dancer.

No work was performed in Q1 2022 on the project.

During Q1 2022, the Company incurred $2 in expenditures (Q1 2021 - $2) at the Northern Dancer project.

Outlook

Management is not planning any significant expenditures for the foreseeable future.

Currais Novos Tungsten Tailings Project

Recent Developments

Management is not conducting any work at this time on the Currais Novos Tungsten Tailings Project, as the majority of the Company's efforts are focused on the Maracás Menchen Mine.

Outlook

Management is not planning any significant expenditures for the foreseeable future.

Financial Instruments

Financial assets and financial liabilities at March 31, 2022 and December 31, 2021 were as follows:

	March 31,	December 31,
	2022	2021
Cash	$78,394	$83,790
Restricted cash	448	448
Trade and other receivables	23,986	22,172
Accounts payable and accrued liabilities	24,805	19,723
Debt	15,000	15,000

Refer to note 8 for lease liabilities.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 11

The Company's risk exposures and the impact on the Company's financial instruments are summarized in note 18. There have been no changes in the risks, objectives, policies and procedures from the previous year.

Liquidity And Capital Resources

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

At December 31, 2021, the benchmark price per lb of V2O5 was between $8.50 and $9.00. This increased to a range of between $12.00 and $12.50 at March 31, 2022, with an average of approximately $10.72 for Q1 2022, compared with approximately $8.30 for Q4 2021 and $7.09 for Q1 2021.

The average benchmark price per lb of V2O5 was approximately $12.05 and the average benchmark price per kg of FeV was approximately $51.15 for April 2022. At the date of the MD&A, the market price of V2O5 was in a range of $11.00 to $12.00 per lb and the market price of FeV was in a range of $41.80 to $44.00 per kg.

The Company is continuing to monitor the rapidly developing impacts of the COVID-19 pandemic and will take all possible actions to help minimize the impact on the Company and its people.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At March 31, 2022, the Company's debt balance was $15,000.

Credit facilities

On May 6, 2021, the Company secured a $15,000 working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$78,915 ($15,000) were received. This facility is due to be repaid as a lump sum payment in April 2022, together with accrued interest at a rate of 1.78% per annum.

In April 2022, the Company repaid in full its $15,000 working capital facility with a bank in Brazil. At the same time, the Company secured a new working capital facility with another bank in Brazil. This facility was fully drawn down and proceeds of $15,000 (R$69,000) were received. This facility is due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum.

Maracás Menchen Mine

The Company's vanadium production commenced during August 2014, with the first sale of V2O5 flake concluded during September 2014. Since this time, the Company has continued to further ramp up the production and sales of V2O5, as described in the "Maracás Menchen Mine" section above. In connection with the ramp-up, the Company has also evaluated its future financial requirements, including inter alia its sustaining capital and working capital needs for the next 12 months.

At March 31, 2022, the Company had an accumulated deficit of $51,176 since inception (December 31, 2021 - $49,327) and had a net working capital surplus of $124,704 (December 31, 2021 - $118,310) (defined as current assets less current liabilities). At March 31, 2022, the total amount due within 12 months on the Company's debt was $15,000 (December 31, 2021 - $15,000).

The following table details the Company's expected remaining contractual cash flow requirements at March 31, 2022 for its liabilities and commitments with agreed repayment periods. The amounts presented are based on the undiscounted cash flows and therefore, may not equate to the carrying amounts on the consolidated statement of financial position.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities	$24,805	$-	$-	$-
Debt	15,000	-	-	-
Operating and purchase commitments	14,627	1,760	106	-
	$54,432	$1,760	$106	$-

Refer to note 8 for lease liabilities. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company's principal sources of liquidity are its cash flow from operating activities and cash of $78,394 (December 31, 2021 - $83,790). As a consequence of vanadium price fluctuations in recent years, a risk may exist that the Company will not have sufficient liquidity to meet its obligations as they come due.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 12

Outstanding Share Data

(Exercise prices presented in this section are in Canadian dollars and also not thousands).

At March 31, 2022, there were 64,816 common shares of the Company outstanding. At the date of this MD&A, there were 64,824 common shares of the Company outstanding.

At March 31, 2022, under the share compensation plan of the Company, 119 RSUs were outstanding and 943 stock options were outstanding with exercise prices ranging from C$6.70 to C$30.40 and expiry dates ranging between February 1, 2023 and January 20, 2027. If exercised, the Company would receive proceeds of C$11,972. The weighted average exercise price of the stock options outstanding is C$12.68.

As of the date of this MD&A, 231 RSUs and 1,113 stock options were outstanding with exercise prices ranging from C$6.70 to C$30.40 and expiry dates ranging between February 1, 2023 and April 1, 2027.

At March 31, 2022, 1,822 common share purchase warrants were outstanding with exercise prices ranging from C$11.50 to C$13.00 and expiring between December 1, 2022 and December 8, 2025. If these warrants were exercised, the Company would receive proceeds of C$21,465. The weighted average exercise price of the warrants is C$11.78.

As of the date of this MD&A, 1,822 common share purchase warrants were outstanding with exercise prices ranging from C$11.50 to C$13.00 and expiring between December 1, 2022 and December 8, 2025.

Transactions With Related Parties

The Q1 2022 unaudited condensed interim consolidated financial statements include the financial statements of the Company and its subsidiaries. There have been no changes in the Company's ownership interests in its subsidiaries since December 31, 2021 except as disclosed in note 3. The Company had transactions with related parties during Q1 2022. Refer to note 15.

Additional information regarding the compensation of officers and directors of the Company is disclosed in the Company's management information circular, which is available under the Company's profile at www.sedar.com and www.sec.gov.

Commitments and Contingencies

At March 31, 2022, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $3,317 and all payable within one year. These contracts also require that additional payments of up to approximately $4,975 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company's vanadium products. A significant proportion of the Company's monthly vanadium production in 2022 has been committed.

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2022 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of 7.5% of the net sales price of each VRFB which contains a manufactured licensed product or uses or transfers a licensed product on or after January 1, 2022.

The Company's mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 13

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between April 30, 2022 and May 31, 2024. Minimum rental commitments remaining under the leases are approximately $463, including $268 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $2, all due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of March 31, 2022 of $12,866.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At March 31, 2022, one such proceeding was ongoing in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($2,090), with a counterclaim filed by Vanádio for R$10,700 ($2,259). A provision of R$1,281 ($270) has been recognized at March 31, 2022 for the probable loss (December 31, 2021 - R$1,281 ($230)).

The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2021 for such proceedings in Brazil in an amount of R$469 ($84). At March 31, 2022, the provision recognized was R$529 ($112). The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

Disclosure Controls And Procedures And Internal Controls Over Financial Reporting

Disclosure Controls and Procedures

The Company's disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all relevant information is communicated to management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company's DC&P, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2021 under the supervision of the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") and with the participation of management. Based on the results of that evaluation, the CEO and CFO concluded that the Company's DC&P were effective as at December 31, 2021 providing reasonable assurance that the information required to be disclosed in the Company's annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2021 evaluation, there have been no material changes to the Company's DC&P.

Internal Control over Financial Reporting

Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the Board of Directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 14

The Company's management, under supervision of the CEO and CFO, assessed the effectiveness of the Company's ICFR based on the criteria established in Internal Control - Integrated Framework (2013) issued by The Committee of Sponsoring Organizations of the Treadway Commission and concluded that as at December 31, 2021, the Company's ICFR was effective.

During the three months ended March 31, 2022, the Company did not make any significant changes to its ICFR that would have materially affected, or reasonably likely to materially affect, its ICFR.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any DC&P or ICFR, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating DC&P and ICFR.

Significant Accounting Judgments, Estimates And Assumptions

The preparation of the unaudited condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed interim consolidated financial statements include estimates, which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed interim consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the determination of mineral reserve estimates and the impact on stripping costs, useful lives of mine properties, plant and equipment, impairment analysis of non-financial assets, estimates of the timing of outlays for asset retirement obligations and the determination of functional currencies. Other significant areas include the valuation of mine properties, plant and equipment and development properties, estimates of provisions for environmental rehabilitation, current and deferred taxes and contingencies. Refer to note 3(d) of the annual consolidated financial statements for the year ended December 31, 2021 for a detailed description of these areas of significant judgment, estimates and assumptions. Actual results could differ from those estimates.

Changes In Accounting Policies

The basis of presentation, and accounting policies and methods of their application in the Q1 2022 unaudited condensed interim consolidated financial statements are consistent with those used in the Company's annual consolidated financial statements for the year ended December 31, 2021, except for any changes as disclosed in note 3.

Non-GAAP2 Measures

The Company uses certain non-GAAP measures in its MD&A, which are described in the following section. Non- GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

_________________________________________________________
2 GAAP - Generally Accepted Accounting Principles.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 15

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 16 as per the Q1 2022 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31,	March 31,
	2022	2021
Revenues - V2O5 produced[1]	$21,814	$21,858
V2O5 sold - produced (000s lb)	2,694	3,549
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$8.10	$6.16

Revenues - V2O5 purchased[1]	386	$370
V2O5 sold - purchased (000s lb)	44	44
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$8.77	$8.41

Revenues - V2O5[1]	$22,200	$22,228
V2O5 sold (000s lb)	2,738	3,593
V2O5 revenues per pound of V2O5 sold ($/lb)	$8.11	$6.19

Revenues - FeV produced[1]	$19,028	$15,757
FeV sold - produced (000s kg)	632	705
FeV revenues per kg of FeV sold - produced ($/lb)	$30.11	$22.35

Revenues - FeV purchased[1]	$1,460	$1,816
FeV sold - purchased (000s kg)	40	76
FeV revenues per kg of FeV sold - purchased ($/lb)	$36.50	$23.89

Revenues - FeV[1]	$20,488	$17,573
FeV sold (000s kg)	672	781
FeV revenues per kg of FeV sold ($/lb)	$30.49	$22.50

Revenues[1]	$42,688	$39,801
V2O5 equivalent sold (000s lb)	4,921	6,135
Revenues per pound sold ($/lb)	$8.67	$6.49

1. As per note 16.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's MD&A refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 16

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q1 2022 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31,	March 31,
	2022	2021
Operating costs[1]	$28,958	$28,172
Professional, consulting and management fees[2]	1,036	1,030
Other general and administrative expenses[2]	267	223
Less: iron ore costs[1]	(215)	-
Less: conversion costs[1]	(1,847)	(2,229)
Less: product acquisition costs[1]	(1,550)	(2,508)
Less: distribution costs[1]	(1,455)	(1,169)
Less: inventory write-down[1]	-	(2)
Less: depreciation and amortization expense[1]	(4,305)	(5,250)
Cash operating costs	20,889	18,267
Less: royalties[1]	(2,026)	(1,470)
Cash operating costs excluding royalties	18,863	16,797
Produced V2O5 sold (000s lb)	4,747	5,850
Cash operating costs per pound ($/lb)	$4.40	$3.12
Cash operating costs excluding royalties per pound ($/lb)	$3.97	$2.87

1. As per note 20.

2. As per the Mine properties segment in note 16.

Risks And Uncertainties

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company's future business, operations and financial condition. These risks could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement Regarding Forward-Looking Information found in this MD&A.

The Company's business activities expose it to significant risks due to the nature of mining, development and exploration activities, as well as due to the nature of its VRFB business. The ability to manage these risks is a key component of the Company's business strategy. Management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, pursuing approved strategies and as part of the execution of risk oversight responsibilities at the management and Board of Directors' level.

For a full discussion of the Company's Risks and Uncertainties, please refer to the Annual Information Form for the year ended December 31, 2021, which is filed on www.sedar.com and www.sec.gov.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 17

Cautionary Statement Regarding Forward-Looking Information

The information presented in this MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this MD&A, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the Annual Information Form of the Company and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Trademarks are owned by Largo Inc. (formerly Largo Resources Ltd).

Forward-looking information in this MD&A includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; the iron ore price environment, the timing and cost related to the build out of the ilmenite plant, eventual production from the ilmenite plant, the ability to sell ilmenite on a profitable basis; anticipated timing of V2O3 shipments, the extent and overall impact of the COVID-19 pandemic in Brazil and globally, the extent and impact of global freight delays and higher inventory transit time, the completion of the qualifying transaction, which is required, amongst other things, for the public listing of LPV on the terms disclosed to date. Forward-looking information in this MD&A also includes, but is not limited to, statements with respect to the Company's ability to build, finance and operate a VRFB business including the expected manufacturing capacity of the LCE plant, the timing of the projected completion of the EGPE project, the timing and results of the comprehensive review of costing and pricing at LCE, the Company's ability to protect and develop its technology, the Company's ability to maintain its IP, the Company's ability to market, sell and fulfill orders for its VCHARGE battery system on specification and at a competitive price, the completion of award negotiations with the DOE, the projected completion of the the EGPE project, Company's ability to secure the required production resources to build its VCHARGE battery system, and the adoption of VFRB technology generally in the market.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5, other vanadium commodities, iron ore, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy; the availability of financing for operations and development; the ability to mitigate the impact of future heavy rainfall; the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery); the competitiveness of the Company's VRFB technology; that the Company's current plans for iron ore, ilmenite, titanium dioxide pigment and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; and the accuracy of the Company's mineral resource estimates (including size, grade and recoverability) and the geological, operational and price assumptions on which these are based.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 18

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation: volatility in prices of, and demand for, V2O5 and other vanadium commodities; risks inherent in mineral exploration and development; uncertainties associated with estimating mineral resources; uncertainties related to title to the Company's mineral projects; the risks inherent with the introduction and reliance on recently developed VRFB technology; revocation of government approvals; tightening of the credit markets, global economic uncertainty and counterparty risk; failure of plant, equipment or processes to operate as anticipated; unexpected operational events and delays; competition for, among other things, capital and skilled personnel; geological, technical and drilling problems; fluctuations in foreign exchange or interest rates and stock market volatility; rising costs of labour and equipment; risks associated with political and/or economic instability in Brazil; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; changes in income tax and other laws of foreign jurisdictions; and other factors discussed under "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2021 which is filed on www.sedar.com and www.sec.gov, and any additional risks as included in "Risks and Uncertainties" above. Assumptions relating to the potential mineralization of the Maracás Menchen Mine are discussed in the Technical Report. Statements relating to mineral resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

The forward-looking information is presented in this MD&A for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this MD&A or documents incorporated herein by reference are made as of the date hereof or the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Certain terms appearing in the following table are defined previously in this MD&A. This table contains the material forward-looking statements made by the Company in this MD&A, the assumptions made by the Company in making those statements and the risk factors associated with those assumptions.

Forward-looking	Assumptions	Risk Factors
Statements

The Q1 2022 unaudited condensed interim consolidated financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has assumed that it will be able to continue in operation for the foreseeable future and will be able to discharge its liabilities and commitments in the normal course of business, as it anticipates that it will address working capital and other shortfalls through positive cash flow from operations.

The Company's continuance as a going concern is dependent on its ability to maintain profitable levels of operations.

The adequacy of the Company's capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company's strategy, vanadium prices, economic conditions and associated risks. To maintain or adjust its capital structure, the Company may adjust capital expenditures, issue new common shares or take on new debt. At the date of this MD&A, the Company's debt balance was $15,000. Refer to note 21.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 19

Forward-looking	Assumptions	Risk Factors
Statements
Production volumes are expected to achieve the expanded nameplate capacity of 1,100 tonnes per month during 2022. 2022 Production Guidance: 11,600 - 12,400 tonnes	The Company assumes that consistent production levels will achieve a level of or in excess of 1,100 tonnes per month in 2022 during normal operation.

The Company prepares future production estimates with respect to existing operations.

Actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment or design failures and other interruptions in production.

Production costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, labour costs, raw material costs, inflation and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

In the event that the Company obtains debt financing, repayment terms associated with such financing will likely be based, among other things, on production schedule estimates. Any failure to meet such timelines or to produce amounts forecast may constitute defaults under such debt financing, which could result in the Company having to repay loans.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 20

Forward-looking	Assumptions	Risk Factors
Statements
2022 Costs Guidance: Cash operating costs excluding royalties per pound $3.90 - $4.30	The Company assumes that its current estimation of future operating costs is accurate, as it is largely based on the current cost profile of operations at the Maracás Menchen Mine.

Capital and operating cost estimates made by management with respect to future projects, or current operations in the early stages of production are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of the above could affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 21

Forward-looking	Assumptions	Risk Factors
Statements

Sustaining capital expenditures of approximately $9,000 to $10,000 are expected to be required in 2022 to sustain the operational capacity to produce 1,100 tonnes per month (excluding capitalized waste stripping costs).

Management assumes that its current estimation of capital expenditures is accurate, as based on operational estimates produced and current experience with operations.

Capital and operating costs estimates made by management with respect to future projects, or current operations in production, or not yet in the production phase are estimates which are in turn based, among other things, on interpretation of geological data, feasibility studies, anticipated climactic conditions and other information.

Any or all of these can affect the accuracy of the estimates including unanticipated changes in grade and tonnage to be mined and processed; incorrect data on which engineering assumptions are made; unanticipated transportation costs; accuracy of equipment and construction cost estimates; difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; increased expenditures required as a failure to meet completion, commissioning or production dates; capital overrun related to the completion of any construction phase including capital overrun associated with demobilization of construction workers and contractors; labour negotiations; unanticipated costs relating to the commencement of operations, ramp up and production sustainment; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of the Company's products; and change in commodity input costs and quantities).

Forward-looking statements and forward looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward looking information, including, but not limited to, unexpected events during operations; variations in ore grade; risks inherent in the mining industry; delay or failure to receive board approvals; timing and availability of external financing on acceptable terms; risks relating to international operations; actual results of exploration activities; conclusions of economic valuations; changes in project parameters as plans continue to be refined; and fluctuating metal prices and currency exchange rates.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Investors are advised that National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") requires that each category of mineral reserves and mineral resources be reported separately. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 22

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral
Resources and Proven and Probable Mineral Reserves

This MD&A uses the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource", which are Canadian mining terms as defined in and required to be disclosed in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), which references the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves ("CIM Standards"), adopted by the CIM Council, as amended. Until recently, the CIM Standards differed significantly from standards in the United States. The U.S. Securities and Exchange Commission (the "SEC" or the "Commission") adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the "SEC Modernization Rules") with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical disclosure requirements for mining registrants that were included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources". In addition, the SEC has amended its definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" to be "substantially similar" to the corresponding definitions under the CIM Standards, as required under NI 43-101.

United States investors are cautioned that while the above terms are "substantially similar" to the corresponding CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Standards. Accordingly, there is no assurance any Mineral Reserves or Mineral Resources that the Company may report as "Proven Mineral Reserves", "Probable Mineral Reserves", "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC now recognizes "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "Indicated Mineral Resources" or "Inferred Mineral Resources" that the Company reports are or will be economically or legally mineable. Further, "Inferred Mineral Resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the "Inferred Mineral Resources" exist. In accordance with Canadian securities laws, estimates of "Inferred Mineral Resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Management's Discussion and Analysis for the Three Months Ended March 31, 2022 23